Exhibit 3.2(h)

AMENDMENT NO. 8

TO

AMENDED AND RESTATED BYLAWS, AS AMENDED,

OF

IMPAC MORTGAGE HOLDINGS, INC.

Article II, Section 2 of the Amended and Restated Bylaws, as amended, shall be stricken in its entirety and replaced with the following language:

Section 2.  Annual Meeting.   An annual meeting of stockholders of the Corporation shall be held on the date and at the time and place set by the Board of Directors.  The date, time and place shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof, at which meeting the stockholders shall elect a Board of Directors and transact such other business as may be properly brought before the meeting.